Exhibit 99.1

News Release	Claude Resources Inc.
Claude Resources Inc. 200, 224 - 4th Avenue South Saskatoon, Saskatchewan S7K 5M5 Phone: (306) 668-7505 Fax: (306) 668-7500 www.clauderesources.com e-mail: clauderesources@clauderesources.com	Toronto Stock Exchange Trading symbol - CRJ AMEX - CGR

March 29, 2007

CLAUDE RESOURCES INC. ANNOUNCES $20,000,000 BOUGHT DEAL FINANCING

Saskatoon, Saskatchewan, March 29, 2007 - Claude Resources Inc. (“Claude” or the “Company”) (TSX: CRJ, AMEX: CGR) is pleased to announce today that it has entered into an agreement with a syndicate of underwriters co-led by National Bank Financial Inc. and RBC Capital Markets (the “Underwriters”), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis, 12,500,000 common shares at a price of Cdn$1.60 per common share to raise gross proceeds of Cdn$20,000,000 (the “Offering”), by way of short form prospectus.

In addition, the Company has granted the Underwriters an over-allotment option to purchase up to an additional 1,875,000 common shares at a price of $1.60 per common share at any time up to 30 days after closing of the offering, to cover over-allotments, if any.

The common shares qualified by way of short form prospectus will be offered in each of the provinces of Canada. The offering, which is subject to all necessary regulatory approval, is expected to close on or about April 24, 2007.

Net proceeds from this offering will be used for development of the Madsen exploration project and general corporate purposes.

Claude Resources Inc.'s focus is gold exploration and mining. In addition to Claude's Seabee gold mine the Company owns the Madsen exploration project in Red Lake, Ontario, Canada, a 10,000 acre property with a mill, shaft and permitted tailings facilities. The Company also owns oil and gas assets producing about 460 barrels of oil equivalent per day.

The Company has 77 million common shares outstanding (82.4 million fully diluted) and is listed on the Toronto and American Stock Exchanges (TSX - CRJ; AMEX - CGR).

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Neil McMillan
President & CEO
(306) 668-7505